Exhibit 8

Annex III

Methodology of calculation of the share distribution ratios.

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Merger of Sofora, Nortel, Telecom Argentina and Telecom Annex III Personal Buenos Aires, March 31, 2017 Strictly Confidential 1

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Group –Preferred B Shares Distribution Ratio The Preferred B Shares are traded on the NYSE with a significant discount to the value they should have, based on the market price of the Telecom Class B Shares, Nortel's stake in TA (55.6%) and the rights to Dividends they are entitled to: In this sense, the offer to the Preferred B Shareholders is based on considering a of its historical discount of 25% on their dividend rights (a lower discount to that performance), by giving them Telecom Class B Shares that are more liquid and have voting rights. 2

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Nortel Shares Group – Distribution Ratio Telecom Shares to be delivered to Nortel Shareholders Nortel Common Class A Class B Preferred B Class A converted to Class B Class B 340.994.852 340.994.852 - 197.871.855 161.039.447 36.832.408 Common Preferred B 5.330.400 1.470.455 78,3784% 21,6216% Total 6.800.855 100,0000% Nortel Shareholders' right on Telecom Argentina Dividends Distribution of Telecom Shares based of New % of right to Dividends Exchange rate (25%) New % of right to Dividends Current % of right to Dividends Nortel Common 51,04% 12,24% 63,28% 340.994.852 Fintech Shares in Sofora 298.997.360 Preferred B 48,96% -12,24% 36,72% 197.871.855 Total 100,00% 0,00% 100,00% 538.866.707 Benefit to Preferred B Shares (1) Per Share (in U$S) For Total Shares (in Million of U$S) 1.470.455 21,6216% 48,96% 735,91 4.091,17 4,22 Preferred B Shares in Nortel Preferred B Shares Voting right Right to Dividends Nortel Market Capitalization 1 1.470.455 1/2/17 to 03/20/17 (a) 500,46 Telecom Market Capitalization 1/2/17 to 03/20/17 Telecom Class B share price (c) Theoretical Nortel Market Capitalization - based on Dividend rights 1/2/17 to 03/20/17-(b) Preferred B Shares Discount 1/2/17 to 03/20/17 (a)/(b) Distribution Ratio 1 Nortel = 134,565053 Telecom Shares (d Nortel Share Value after exchange (e ) = (c )*(d) Premiun Value received (e) /(a) 4,22 757,40 -33,92% 134,565053 568,05 13,504% 1.113,72 -33,92% 134,565053 835,29 13,504% 3 (1) The price source of the shares of Nortel and Telecom in U$S is the NYSE Preferred B Share Distribution Ratio134,565053 Ordinary Distribution Ratio1,14046108

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Group – Current and Future Shareholder Structure Current shareholders' structure of TELECOM ARGENTINA Future shareholders' structure of TELECOM ARGENTINA Amount % Amount % Quantity % Quantity % Nortel Common (1) Series B Preferred (1) Minority Class B Class C Fintech Telecom LLC Common Class A Class B Preferred B Class A Converted to Class B Class B Minority Class B Class C 275.037.567 263.829.140 430.058.150 234.748 538.866.707 28,3790% 27,2225% 44,3743% 0,0242% 55,6014% 340.994.852 340.994.852 35,1846% 35,1846% 430.058.150 234.748 44,3743% 0,0242% 161.039.447 36.832.408 430.058.150 234.748 161.039.447 36.832.408 430.058.150 234.748 16,6164% 3,8004% 44,3743% 0,0242% 16,6164% 3,8004% 44,3743% 0,0242% Outstanding shares 969.159.605 969.159.605 100,0000% 100,0000% Treasury shares 15.221.373 15.221.373 Total Shares Issued 984.380.978 984.380.978 Outstanding shares 969.159.605 969.159.605 100,0000% 100,0000% Treasury shares 15.221.373 15.221.373 Total Shares Issued 984.380.978 984.380.978 (1) Distribution based on the percentage of dividend rights of each class 4 Right to Dividend Voting Right Right to Dividends Voting Right